

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Daniel E. Berce
Director, President and Chief Executive Officer
GMF Leasing LLC
ACAR Leasing Ltd.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:** **GMF Leasing LLC**
> **ACAR Leasing Ltd.**
> **Registration Statement on Form S-3**
> **Filed January 16, 2015**
> **File Nos. 333-201577 and 333-201577-01**

Dear Mr. Berce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please note that our comments to either the base prospectus or the prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and the prospectus supplement, as applicable.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed

simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

3.   Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

4.   The Commission recently adopted new rules and requirements for registered offerings of asset-backed securities. All ABS issuers must comply with the new rules and new forms, other than asset-level disclosures, no later than November 23, 2015. As an ABS issuer for auto leases, you will be required to comply with the asset-level disclosure requirements on November 23, 2016. See Release No. 33-9638 (Sept. 4, 2014) on the SEC public website for more information. Please supplementally confirm your understanding of the new requirements.

Prospectus Supplement

General

5.   We note the pre-funding feature disclosure on page 51 of your base prospectus.

   a. If you intend to utilize this feature, please revise the prospectus supplement to include the information required by Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account. Also include the information required by Items 1103(a)(5) and 1111(g) of Regulation AB, as applicable.

   b. If you do not intend to utilize the pre-funding feature, please confirm and clarify that the most recent periodic increment for the data will be as of a date no later than 135 days from the date of first use of the prospectus. Refer to Item 1105(a)(3)(ii) of Regulation AB.

6.   We note the derivative instrument disclosure on page 58 of your base prospectus. If you intend to utilize derivative instruments, please revise your prospectus supplement, as applicable, to indicate the type of disclosure that you will provide. Additionally, please confirm that you will file any agreements related to the derivative instruments as exhibits. Refer to Items 1102(h), 1114 and 1115 of Regulation AB.

7.   We note your disclosure throughout the prospectus supplement with respect to legal proceedings against the sponsor, servicer, etc. For example only, we refer you to the last

paragraph on page S-26. Please revise your disclosure to include a separately captioned section and disclose any legal proceeding pending against the sponsor, depositor, trustee, issuing entity, servicer or other transaction party that would be material to investors, as applicable. Refer to Item 1117 of Regulation AB.

Risk Factors, page S-17

Geographic concentrations of leases may increase concentration risks, page S-18

8.   Please revise your disclosure here and in the section entitled "Distribution of the Leases in the Designated Pool by Geographic Location as of the Cutoff Date" on page S-42 to describe, to the extent 10% or more of the pool assets are located in any one state or geographic region, any economic or other factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

GM Financial's General Securitization Experience, page S-33

9.   We note that your disclosure in this section, as well as in the section entitled "GM Financial's Public Lease Securitization Program" on page S-34, is bracketed. Please remove the brackets or explain to us supplementally under what circumstances this disclosure may or may not be used in a final prospectus.

Designated Pool, page S-36

10.   We note that certain lease assets included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5(a)(ii) to Form S-3.

Prospectus

Cover Page

11.   Please identify the depositor on the cover page of the base prospectus. Refer to Item 1102(a) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

Cc: John P. Keiserman, Esq.
        Katten Muchin Rosenman LLP

        Trey Brown, Esq.
        GM Financial